Mail Stop 0308

June 16, 2005


Jeffrey L. Rutherford
Senior Vice President, Chief Financial Officer, Treasurer and
Secretary
Lesco, Inc.
1301 East Ninth Street, Suite 1300
Cleveland, Ohio  44114

      Re: 	Lesco, Inc.
		Form 10-K for the Fiscal Year Ended December 31, 2004 Form 10-Q for the Fiscal Quarter Ended March 31, 2005 File No. 0-13147


Dear Mr. Rutherford:

	We have reviewed the responses in your letter filed on May
31,
2005 and have the following additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      *	*	*	*

Form 10-K for the Fiscal Year Ended December 31, 2004

Note 3:  Accounts Receivable

1. We note your response to previous comment 14. As vendor rebates are recognized ratably over all purchases or sales, please address the following individual factors detailed in paragraph 8 of EITF 02-
16 concerning your historical rebate experiences:
* Tell us whether rebates or refunds relate to purchases that occur over relatively long periods;
* Tell us if significant adjustments to expected cash rebates or refunds have been necessary in the past.

		Please be specific concerning your historical rebate experiences in your response.

Note 12:  Commitments and Contingencies

2. We note your response to previous comment 18. Specifically for the complaint filed against the Company by the State of New York Department of Environmental Conservation (NYSDEC), tell us, and disclose in future filings, the following:
* The likelihood of the potential loss as defined in paragraph 3 of
FAS 5 as probable, reasonably possible, or remote;
* The nature of the accrual and the amount accrued in accordance with paragraphs 8-10 of FAS 5.

      *	*	*	*

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Dave Irving, Staff Accountant, at (202) 551-3321 or, in his absence, Donna Di Silvio, at (202) 551-3202, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3841 with any other questions.


Sincerely,



Michael Moran
Branch Chief

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Mr. Jeffrey L. Rutherford
Lesco, Inc.
June 16, 2005
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0308

         DIVISION OF
CORPORATION FINANCE